FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2004

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F __X__   Form 40-F _____

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                         Yes ____                 No __X__

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
                                82-__________.)
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on the completion of 168 hours full-load trial run by Unit 2 of Qinbei Power Plant, made by Huaneng Power International, Inc. ("registrant") in English on December 22, 2004.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Long
                                 ---------------





                                Name: Huang Long

                            Title: Company Secretary



Date: December 22, 2004



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                               [GRAPHIC OMITTED]
        (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)

                               (Stock Code: 902)

              OVERSEAS REGULATORY ANNOUNCEMENT - PROJECT PROGRESS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") announces that another 600MW coal-fired generating unit (unit 2) of Qinbei Power Plant of Henan Huaneng Qinbei Power Generation Limited, which is 55% owned by the Company, completed the 168 hours full-load trial run on 13th December, 2004.

As of todate, the Company's total generation capacity on an equity basis increased from 19,522MW to 19,852MW.

                                                         By Order of the Board
                                                              Huang Long
                                                           Company Secretary

As at the date of this announcement, the directors of the Company are:


Li Xiaopeng (Non-executive director)              Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)            Zheng Jianchao (Independent director)
Huang Yongda (Executive director)                 Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)                  Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)             Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
 Xu Zujian (Non-executive director)
 Liu Shuyuan (Non-executive director)

Beijing, the PRC
22nd December, 2004